

Variable Annuity and Variable Life

Semiannual Report for Underlying Funds

List of Funds:

AIM V.I. Financial Services Fund (Series I)
AIM V.I. Global Health Care Fund (Series I)
AIM V.I. Technology Fund (Series I)
American Century VP Income & Growth Fund
American Century VP International Fund
American Century VP Value Fund
American Funds® Asset Allocation Fund (Class 2)
American Funds® Growth-Income Fund (Class 2)
DWS Small Cap Index VIP
Fidelity® VIP Contrafund® Portfolio
Fidelity® VIP Growth Portfolio
Fidelity® VIP High Income Portfolio
Fidelity® VIP Index 500 Portfolio
Fidelity® VIP Money Market Portfolio
Fidelity® VIP Overseas Portfolio
Franklin Templeton Variable Insurance Products Fund: Franklin Small Cap Value Securities Fund (Class 2) and Templeton Foreign Securities Fund (Class 2)
Goldman Sachs VIT Capital Growth Fund
Goldman Sachs VIT Growth & Income Fund
Goldman Sachs VIT Mid Cap Value Fund
Goldman Sachs VIT Strategic International Equity Fund
Goldman Sachs VIT Structured U.S. Equity Fund
Janus Aspen Balanced Portfolio
Janus Aspen Forty Portfolio
Janus Aspen Worldwide Growth Portfolio
MFS® Emerging Growth Series
MFS® Investors Trust Series
MFS® New Discovery Series
MFS® Research Series
MML Series Investment Fund (report contains six funds)
MML Series Investment Fund II: (report contains four funds)
MML Series Investment Fund II: MML Blend, MML Equity, MML Managed Bond and MML Money Market Funds
Oppenheimer Balanced Fund/VA
Oppenheimer Capital Appreciation Fund/VA
Oppenheimer Core Bond Fund/VA
Oppenheimer Global Securities Fund/VA
Oppenheimer High Income Fund/VA
Oppenheimer International Growth Fund/VA
Oppenheimer Main Street Fund® VA
Oppenheimer Main Street Small Cap Fund® VA
Oppenheimer MidCap Fund/VA
Oppenheimer Money Fund/VA
Oppenheimer Strategic Bond Fund/VA
Panorama Growth Portfolio
Panorama Total Return Portfolio
T. Rowe Price Blue Chip Growth Portfolio
T. Rowe Price Equity Income Portfolio
T. Rowe Price Limited-Term Bond Portfolio
T. Rowe Price Mid-Cap Growth Portfolio
T. Rowe Price New America Growth Portfolio

Variable annuity contracts and variable life insurance policies issued by Massachusetts Mutual Life Insurance Company and affiliated insurance companies.

For the Period Ended June 30, 2007

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MassMutual FINANCIAL GROUP℠

We'll help you get there.℠



MassMutual
FINANCIAL GROUP℠

August 29, 2007

For Our Valued Policy and Contract Owners:

Contained in this booklet is one or more semiannual report(s) for the period ended June 30, 2007, for funds that underlie your variable annuity contract or variable life insurance policy. You will receive a semiannual report for each fund in which you were invested for the period ended June 30, 2007. However, please note, you may not be invested in all of the funds contained in each booklet because booklets have been printed with certain combinations of funds in order to minimize the overall cost of printing and mailing these reports.

Important Note: You may receive several similar booklets in your mailbox. Each booklet contains different fund reports. Please see the list of funds on the front cover of each booklet to determine which fund reports are enclosed. For fund reports that include multiple share classes, refer to your product prospectus to identify the share class in which you have invested.

The MassMutual Financial Group companies value the opportunity to assist you in the pursuit of your financial goals. For more information about which funds contained in this booklet are available with your variable annuity contract or variable life insurance policy, please check your prospectus, or contact your financial professional. You may also contact our Customer Service Center by calling (800) 272-2216*, Monday through Friday, between 8 a.m. and 8 p.m. Eastern Time, or by visiting www.massmutual.com on the Internet.

*For Executive Group Life℠ (Strategic Group Variable Universal Life®) insurance, call (800) 548-0073 or for Corporate and Bank Owned Life Insurance (COLI/BOLI), call (800) 665-2654.

Variable annuity contracts and variable life insurance policies are issued by Massachusetts Mutual Life Insurance Company (MassMutual), C.M. Life Insurance Company, or MML Bay State Life Insurance Company, subsidiaries of MassMutual.

Massachusetts Mutual Life Insurance Company and affiliates • Springfield, MA 01111-0001 • (413) 788-8411





Massachusetts Mutual Life Insurance Company and affiliates
1295 State Street, Springfield, MA 01111-0001

BOUND PRINTED MATTER
U.S. Postage
PAID
Lancaster, PA
Permit No. 76

Principal Underwriter
MML Distributors, LLC
1295 State Street
Springfield, MA 01111-0001

A wholly owned subsidiary of
Massachusetts Mutual Life Insurance Company
1295 State Street
Springfield, MA 01111-0001

MassMutual
FINANCIAL GROUP℠

INSURANCE MARKETPLACE STANDARDS ASSOCIATION

Massachusetts Mutual Life Insurance Company
and affiliates, Springfield, MA 01111-0001

www.massmutual.com

MassMutual Financial Group is a marketing designation (or fleet name) for
Massachusetts Mutual Life Insurance Company (MassMutual) and its affiliates.

CRN200908-094090